UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                24/7 Media, Inc.

                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share

                         (Title of Class of Securities)


                                   901314 10 4

                                 (CUSIP Number)


Peter Yip                                                    Jeffrey M.  Maddox
chinadotcom corporation                                      Jon R. Lewis
20/F Citicorp Centre                                         Clifford Chance
18 Whitfield Road                                            29/F Jardine House
Causeway Bay                                                 One Connaught Place
Hong Kong                                                    Hong Kong
(852) 2893 8200                                              (852) 2825 8888

--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 17, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

                                  SCHEDULE 13D
CUSIP NO. 901314 10 4

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    chinadotcom corporation                          I.R.S.I.D.#  Not Applicable

2.  THE APPROPRIATE BOX IF A MEMBER                  (a)    [    ]
    OF A GROUP*                                      (b)    [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)               OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL
    PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                               [    ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION             Cayman Islands

7.  SOLE VOTING POWER                                2,570,000


8.  SHARED VOTING POWER                              None


9.  SOLE DISPOSITIVE POWER                           2,570,000


10. SHARED DISPOSTIIVE POWER                         None


11. AGGREGATE AMOUNT BENEFICIALLY                    2,570,000
    OWNED BY EACH REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW 11 EXCLUDES CERTAIN SHARES*               [    ]

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW 11                                 7.2%

14. TYPE OF REPORTING PERSON*                        CO



                      * SEE INSTRUCTIONS BEFORE FILLING OUT

1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Issuer Common Stock"), of 24/7 Media, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1250 Broadway, 28th Floor, New York, New York 10001.

2. IDENTITY AND BACKGROUND

     (a)  The  name  of  the  person  filing  this   statement  is   chinadotcom
          corporation, a Cayman Islands company ("chinadotcom").

     (b) The address of the principal office and principal business of chinadotcom is 20/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

     (c) chinadotcom is a leading pan-Asian Internet company offering web solutions, portal and online advertising services. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of chinadotcom's directors and executive officers, as of the date hereof. Other than directors and executive officers, there are no persons controlling chinadotcom.

     (d) During the past five years, neither chinadotcom nor, to chinadotcom's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither chinadotcom nor, to chinadotcom's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Except as indicated in Schedule A hereto, each of the individuals named therein is a U.S. citizen.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to (i) an Equity Exchange Agreement, dated as of June 30, 2000 (the "Equity Exchange Agreement"), among chinadotcom, 24/7 Media-Asia Ltd. ("Media-Asia"), a Hong Kong company majority-owned by chinadotcom, and the Issuer, and (ii) the 24/7 Media-Asia Agreement, dated as of June 30, 2000 (the "Media-Asia Agreement"), among chinadotcom, Media-Asia, the Issuer, and 24/7 Mail, Inc. a Delaware corporation, and subject to the conditions set forth therein, the Issuer issued 2.5 million shares of Issuer Common Stock, par value $0.001 per share, to chinadotcom and, as consideration for the shares, on or about November 17, 2000 chinadotcom delivered to the Issuer 174 shares of the common stock of Media-Asia, par value HK$1.00 per share, representing 19.9% of the issued and outstanding capital stock of Media Asia, on a fully diluted basis. The foregoing summary of these agreements is qualified in its entirety by reference to the copy of (i) the Equity Exchange Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference and
(ii) the Media-Asia Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

4. PURPOSE OF TRANSACTION

     (a) As described in Item 3 above, this Schedule 13D relates to an exchange of shares between chinadotcom and the Issuer. The purpose of the exchange was to create a collaborative alliance between chinadotcom, Media-Asia and the Issuer 24/7 Media to establish, develop and market the numerous websites affiliated with the Issuer, chinadotcom and Media-Asia.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) The Equity Exchange Agreement states that so long as chinadotcom holds 5% of the Issuer Common Stock, the Issuer shall use its best efforts to nominate and recommend the Chief Executive Officer of chinadotcom, currently Mr. Peter Yip, for election to the board of directors of the Issuer.

         (e)-(j)  Not applicable.

5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the Equity Exchange Agreement and the Media-Asia Agreement, chinadotcom may be deemed to be the beneficial owner of a total of 2,570,000 shares of Issuer Common Stock. The Shares constitute approximately 7.2% of the issued and shares of Issuer Common Stock based on 35,599,192 outstanding shares of Issuer Common Stock as of November 17, 2000.

     (b) chinadotcom has the sole power to vote and dispose of 2,570,000 shares of Issuer Common Stock.

     (c) Neither chinadotcom nor, to the knowledge of chinadotcom, any person named in Schedule A, has effected any transaction in the Issuer's common stock during the past 60 days.

     (d)-(e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the knowledge of chinadotcom, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. MATERIALS TO BE FILED AS EXHIBITS.

   The following documents are filed as exhibits:

     (a) Equity Exchange Agreement, dated as of June 30, 2000, among chinadotcom corporation, a Cayman Islands company, 24/7 Media-Asia Ltd, a Hong Kong Company and a majority-owned subsidiary of chinadotcom, and 24/7 Media, Inc., a Delaware corporation.

     (b) 24/7 Media-Asia Agreement, dated as of June 30, 2000, among chinadotcom corporation, a Cayman Islands company, 24/7 Media-Asia Ltd, a Hong Kong Company and a majority-owned subsidiary of chinadotcom, 24/7 Media, Inc., a Delaware corporation, and 24/7 Mail, Inc. a Delaware corporation.


--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2000

chinadotcom corporation



By:   /s/ Peter Yip
      -------------------------------------------------------
      Peter Yip
      Chief Executive Officer

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF CHINADOTCOM CORPORATION


Name                           Position                 Business Address

Dr. Raymond K.F. Ch'ien        Chairman                 chinadotcom corporation
                                                        20/F Citicorp Centre
(Chinese citizen)                                       18 Whitfield Road
                                                        Causeway Bay, Hong Kong

Peter Yip                      Director and             chinadotcom corporation
                               Chief Executive          20/F Citicorp Centre
                               Officer                  18 Whitfield Road
                                                        Causeway Bay, Hong Kong

Zhang Guo Liang                Director                 chinadotcom corporation
                                                        20/F Citicorp Centre
(Chinese citizen)                                       18 Whitfield Road
                                                        Causeway Bay, Hong Kong

J. Carter Beese, Jr            Director                 Riggs Capital Partners
                                                        800 17th Street, N.W.
                                                        Washington, D.C. 20036

Thomas M. Britt III            Director                 iReality Group Limited
                                                        66/F The Center
                                                        Central, Hong Kong

Chan Wing-Tak, Douglas         Director                 33/F New World Tower
                                                        18 Queen's Road
(Canadian citizen)                                      Central, Hong Kong

Harry Edelson                  Director                 Whiteweld Centre
                                                        300 Tice Boulevard
                                                        Woodcliff Lake, NJ 07675

Peter Hamilton                 Director, Chief          chinadotcom corporation
                               Operating Officer        20/F Citicorp Centre
(British citizen)              and Chief Financial      18 Whitfield Road
                               Officer                  Causeway Bay, Hong Kong

Gerald Sokol, Jr               Director                 44900 Prentice Drive
                                                        Dulles, VA 20166

Zhou Shun Ao                   Director and Chief       chinadotcom corporation
                               China Officer            20/F Citicorp Centre
(Chinese citizen)                                       18 Whitfield Road
                                                        Causeway Bay, Hong Kong